WILLPORT Holdings, Inc.

ANNUAL REPORT

1645 Village Center Circle #200
Las Vegas, NV 89134
(855) 945-5778
willport.com

This Annual Report is dated April 14, 2026.

BUSINESS

WILLPORT Holdings is proud to unveil the development of its blockchain-based trust deployment platform, patents pending, designed to transform estate planning. The business model of WILLPORTtrust is designed to deliver a modern, scalable, and inclusive approach to estate and legacy planning, allowing a simplified way of setting up your Trust and targeting a wider range of households, including the 49% of U.S. families traditionally excluded from trust services.

Core Offering:

WILLPORTtrust is a blockchain- and AI-powered digital trust platform that is currently under development, which will enable users to:

*Create Smart Trusts quickly and affordably online

*Manage estate planning from a secure, easy-to-use digital interface with AI assistance and an easy access portal to legal professionals

*Attach personal legacy messages (e.g., voice notes or videos)

*Electronically schedule and deploy inheritances directly to beneficiaries over time. While inheritance is deployed directly to a beneficiary's bank account, the monetary notice with attached personal message or video is delivered directly to the palm of a beneficiary's hand. (The WILLPORT Multigenerational supper app is currently on the market.)

👥 Target Market

In addition to the current market, WILLPORTtrust will open up trust creation to Mid-tier families accumulating modest wealth who need affordable estate solutions and protection of their family assets.

*Trust & estate professionals needing digital deployment tools.

*Financial institutions looking to expand trust-based services to the mass market.

🛠️ Tech Differentiation

Currently, online form companies allow you to go online and set up a trust or retrieve necessary estate documents.

In addition to creating your Trust online, WILLPORTtrust will offer:

*Proprietary AI Engine: Suggests you might adjust your trust details in real-time based on life events, tax changes, and financial shifts.

*Blockchain Infrastructure: Ensures security, transparency, and tamper-proof records for all trust activities.

*Legacy Messaging & Emotional Layer: Unique human touch added through scheduled video or voice messages.

*Store all your estate or critical documents in an encrypted file box that will electronically be delivered to the necessary legal parties when your death certificate is loaded into the system to activate your afterlife plan.

WILLPORTtrust monetizes through a diversified, scalable business model:

THE TRUST: How we make money

Subscription Fees

Set-up fee and monthly or annual subscriptions for consumers to access and maintain trust features, and load personalized legacy messages or videos over decades

Transaction Commissions

For each distribution of assets or transfer through the platform. This applies to domestic and international transactions.

Licensing Fees

Charged to advisors, estate lawyers, and fiduciaries using the platform to manage client trusts.

White-Label Services

Financial institutions and wealth managers can use WILLPORTtrust's infrastructure under their brand.

Revenue Share & Integration Partners

Future revenue-sharing agreements with trustees and legal advisors.

Integrations with wealth platforms for upselling financial services (e.g., insurance, investing, legal advice).

All of these heartfelt experiences are accessible through the WILLPORT Multigenerational app, ensuring that your legacy is not just preserved but celebrated.

THE MULTIGENERATIONAL APP -CONNECTING WITH THOSE CLOSEST TO YOU. Currently in the market:

*Receives inheritance & messages to an app

*Transfer funds domestically or internationally

*Micro-investment center and "find a wealth advisor" portal

*Allows beneficiaries to remember important dates of family & friends and send certain gifts and cards

*Benefactors can upload any personally created message or video and add it to their trust timeline

In short, WILLPORTtrust is a SaaS + Fintech hybrid, blending wealthtech, legaltech, and blockchain into one platform with multiple monetization streams and scalable B2B2C reach.

Willport Holdings, Inc. ("the Company") was formed on October 30, 2015, as a Limited Liability Company in Delaware. On December 1, 2023, the Company converted into a Nevada Corporation. The Company has two office locations, one in San Diego, CA, and a second in Las Vegas, NV. Additionally, the Company is considering relocating to Dallas, Texas, in late 2025. The Company's customers are located in the United States.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Previous Offerings

Final amount of SAFES was 570,000 (not 500,000) TOTAL for all SAFES outstanding as of 12-31-2025 was 3,075,000

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Beta revenue for fiscal year 2024 was $269,237 compared to $346,356 in fiscal year 2025.

The 22% revenue growth from 2024 to 2025 was primarily the result of licensing revenue from BETA tests within the Vouchers (RIA B2B) business. This increased BETA revenue relates to the broader testing that occurred in 2025 compared to 2024. Revenue from BETA tests in 2024 was $269,237 compared to $269,237 in

2025. It is important to note that this business is in the test/launch phase with the majority of these revenues being recognized from licensing to three customers. Under these relationships, final pricing and revenue arrangements are actively being adjusted according to the cooperation between the parties to ensure a successful launch of a "New to World" product and go to market. WILLPORT will go live with The Legacy trust in August of 2024. This Beta will be deployed to Peak Trust ($8B) consumer base, toallow then to set up a Trust that deploys inheritance and messages.

To a lesser degree, revenue growth between 2024 and 2025 was favorably impacted by the increased sales in Gift Cards, Experiences, and Floral that are the direct result of increased downloads and user engagement with the WillPort Multigenerational Super App, which launched in late 2024 in the Apple and Google app stores. As the App is currently in the launch phase, no subscription fees are being charged to users to eliminate a barrier to entry. In the future, monthly subscription fees of $1.99 will be implemented when the distribution exceeds 30,000 users.

Cost of Sales

Cost of Sales for fiscal year 2024 was $5,204 compared to $722 in fiscal year 2025. This was due to streamlining and using Ai services.

Gross Margins

Gross profit for fiscal year 2024 was $264,062 compared to $345,634 in 2025.

This increase in gross profit and gross margin was mainly the result of the increased revenue recognized in connection with the higher BETA activity in the Voucher launch activity and use of ai through the platform. Expenses

Normalized operating expenses for fiscal year 2024 were $616,797 compared to $607,747 in fiscal year 2025. The company's current cash burn rate on a normalized basis is approximately $51,000 per month.

Historical results and cash flows:

The Company is currently in the research and development stage with its blockchain deployment trust. It is generating revenues from secondary product offerings that have been previously launched (RIA Vouchers and the revenues from sales within the Multigenerational Super App). The historical cash flows will not be indicative of the revenue and cash flows expected for the future because the primary focus of the business has been the development and commercialization of a "New to World" platform and application for the democratization of micro estate and micro trust management. Previously, operating cash was primarily raised through convertible notes, SAFEs, and an $80,000 line of credit under the founder's personal credit card. The revenues in connection with preliminary licensing agreements and app-related sales, as described above, have been used to offset a portion of the expenses associated with research, development, and launch activities over the years cited. Our expectation is that, given the current burn rate and anticipated revenues, our company will be EBITA-positive as we exit 2026. Under our current expectations and assumptions, we can achieve profitability on schedule as well as drive innovation and enhancements to the platform. The release of the final LEGACY TRUST in August 2026 will be the final product and the full platform will be live.

Please copy & paste the above and edit to compare 2025 to 2024. *
Required

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $6,021 with a $120,000 SAFE deposit in transit.

Debt

SEE NOTES TO THE FINANCIAL STATEMENTS DEBT and copy and paste that.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Doris Hagans Schwartz

 Doris Hagans Schwartz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Executive Officer, Director, and Principal Accounting Officer.
• Dates of Service: September 2015 — Present
• Responsibilities: Doris is the Founder and CEO of WILLLPORT Holdings, Inc., where she oversees innovative products such as WILLPORTtrust. Doris does not currently receive salary compensation for this role.

Name: Matthew Douglas Blattmachr

 Matthew Douglas Blattmachr's current primary role is with Peak Trust Company. Matthew Douglas Blattmachr currently services approximately 5 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Director
• Dates of Service: April 2023 — Present
• Responsibilities: Board Member. Matthew does not receive salary compensation for this role.

Other business experience in the past three years:

• Employer: Peak Trust Company
Title: President & CEO
Dates of Service: May 2008 — Present
Responsibilities: Executive

Name: Judith Stertzer Paulino

 Judith Stertzer Paulino's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Secretary
• Dates of Service: January 2018 — Present
• Responsibilities: Bookkeeping. Judith does not currently receive salary compensation for this role.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Doris Hagans Schwartz
Amount and nature of Beneficial ownership: 5,886,265
Percent of class: 78.15%

**RELATED PARTY TRANSACTIONS**

SEE NOTES TO THE FINANCIAL STATEMENTS

**OUR SECURITIES**

Raise 2 is $570,000 SAFE 30% discount for 12/31/2025

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the Company's corporate actions.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided

regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The Company established the valuation for the offering. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. An existing player in the industry may acquire the Company. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the Company's best interests.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Preferred Stock in the amount of up to 1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant

losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock

we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
WILLPORT Holdings, Inc. was formed on December 1, 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. WILLPORT Holdings, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation have become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance and your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, compromising our investors' security and privacy. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, resulting in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyberattacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

WILLPORT Holdings, Inc.

By /s/ *Doris Hagans Schwartz*

Title: CEO

By /s/ *Doris Hagans Schwartz*

Name: Doris Hagans Schwartz
Title: CEO

By /s/ *Doris Hagans Schwartz*

Name: Doris Hagans Schwartz
Title: CFO

By /s/ *Matthew Douglas Blattmachr*

Name: Matthew Douglas Blattmachr
Title: Director

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet

Willport Holdings INC.

As of Dec 31, 2025

	Total
Assets	
Current Assets	
Bank Accounts	$6,021
Accounts Receivable	$262
Other Current Assets	$9,383
Total for Current Assets	**$15,665**
Fixed Assets	$2,214,201
Total for Assets	**$2,229,866**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	$102,657
Credit Cards	$23,056
Other Current Liabilities	$965,596
Total for Current Liabilities	**$1,091,309**
Total for Liabilities	**$1,091,309**
Equity	
Additional Paid in Capital	2,707,150
Preferred Shares - Start Engine	169,623
SAFE Agreements	3,075,000
Stock Subscriptions	$0
Common Stock	7,532
Total for Stock Subscriptions	**$7,532**
Retained Earnings	-4,213,001
Net Income	-607,747
Total for Equity	**$1,138,558**
Total for Liabilities and Equity	**$2,229,866**

Accrual Basis Tuesday, April 14, 2026 09:46 AM GMT-07:00

WILLPORT HOLDINGS. INC 2025 profit and loss

Willport Holdings INC.

January-December, 2025

	Total
Income	
Income - WPT	**$344,941**
Sales - Floral Commission	155
Sales - Misc	1,260
Total for Income	**$346,356**
Cost of Goods Sold	**$722**
Gross Profit	**$345,634**
Expenses	
Automobile Expense	217
Bank Service Charges	**$27,732**
Computer and Internet Expenses	**$23,736**
Conference	3,190
Continuing Education	88
Depreciation Expense	**$195,561**
Dues and Subscriptions	2,218
Equipment	1,780
Insurance Expense	1,110
Interest accrued-ST Notes	8,130
Interest Expense	1,260
Maintenance	942
Management Fee	**$84,831**
Marketing	**$72,405**
Meals and Entertainment	**$4,812**
Memberships and Subscriptions	377
Office Expense	**$10,256**
Operating Costs	**$391,234**
Payroll Expenses	**$6,353**
Professional Fees	**$15,025**
Research & Development	**$7,742**
Security Services	13,665
Start Engine Fees	36,089
Tax	**$1,215**
Telephone Expense	25,601
Travel Expense	**$17,932**
Total for Expenses	**$953,501**
Net Operating Income	**-$607,867**

Accrual Basis Tuesday, April 14, 2026 09:52 AM GMT-07:00

WILLPORT HOLDINGS. INC 2025 profit and loss

Willport Holdings INC.

January-December, 2025

	Total
Other Income	$120
Net Other Income	$120
Net Income	-$607,747

WILLPORT HOLDINGS, INC
STATEMENT OF CASH FLOWS
Years Ended December 31, 2025 and 2024

	Year Ended December 31,	
	2025	**2024**
OPERATING ACTIVITIES		
Net Income (Loss)	**$ (607,747)**	**$ (1,251,781)**
Adjustments to reconcile Net Income to Net Cash provided by operating activities:		
Prior Period Adjustment	—	1,054
Depreciation & Amortization	195,561	327,589
Accounts Receivable	—	49,763
Other Current Assets	(9,383)	—
Accounts Payable	2,108	2,459
Credit Cards (operating)	23,056	—
Accrued Interest	7,880	12,340
Accrued Interest — Related Party	—	17,162
Payroll Tax Liability	280	—
Total Adjustments	**219,502**	**410,368**
Net Cash Used in Operating Activities	**$ (388,245)**	**$ (841,413)**
INVESTING ACTIVITIES		
Acquisition of Fixed and Intangible Assets	(122,858)	(186,861)
Net Cash Used in Investing Activities	**$ (122,858)**	**$ (186,861)**
FINANCING ACTIVITIES		
Notes Payable — Third-Party (net)	(39,608)	23,608
Notes Payable — Related Party (net)	162,293	126,199
Notes Payable — PayPal Loan	13,064	—
Convertible Notes (retired)	—	(2,195,750)
Common Stock Issued	—	1,646
SAFE Notes Issued	145,000	425,000
Preferred Shares — Start Engine (Reg CF)	169,623	—
Additional Paid-In Capital	—	2,707,150
Net Cash Provided by Financing Activities	**$ 450,372**	**$ 1,087,854**
Net Increase (Decrease) in Cash	**(60,731)**	**59,579**
Cash, Beginning of Period	**66,752**	**7,172**
CASH, END OF PERIOD	**$ 6,021**	**$ 66,752**

WILLPORT HOLDINGS, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year Ended December 31, 2025

FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock (# Shares)	Common Stock ($)	Additional Paid-In Capital	Preferred Shares (Reg CF)	SAFE Notes	Accumulated Deficit	Total Shareholders' Equity
Balance, January 1, 2025 (per reviewed financial statements)	**7,532,398**	**$ 7,532**	**$ 2,707,150**	**—**	**$ 2,930,000**	**$ (4,213,001)**	**$ 1,431,682**
Issuance of SAFE Notes	—	—	—	—	145,000	—	145,000
Preferred Shares — Start Engine (Reg CF)	—	—	—	169,623	—	—	169,623
Net Loss	—	—	—	—	—	(607,747)	(607,747)
Balance, December 31, 2025	**7,532,398**	**$ 7,532**	**$ 2,707,150**	**$ 169,623**	**$ 3,075,000**	**$ (4,820,748)**	**$ 1,138,558**

* Beginning balance total of $1,431,682 per reviewed balance sheet. Component column sum = $1,431,681; $1 rounding difference carried from prior periods.

WILLPORT HOLDINGS, Inc.

NOTES TO THE FINANCIAL STATEMENTS 2025

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Willport Holdings, Inc. ("the Company") was formed on October 30, 2015, as a Limited Liability Company in Delaware. On December 1, 2023, the Company converted into a Nevada Corporation. The Company plans to earn revenue from three (3) product lines. 1. WILLPORTtrust (B2B2C)-WILLPORT trust, currently under development, offers the first Blockchain trust deployment platform powered by AI for estate planning, enabling users to securely create and manage trusts online. The platform will electronically deploy monetary inheritance to Beneficiaries over time with an attached voice message or legacy video. Beneficiaries receive personalized inheritance proceeds on their WILLPORT Multigenerational Superapp (B2C), released in July 2024. 2. WILLPORTvouchers for RIA's (B2B) released in 2022 for Beta testing 3. WILLPORT Multigenerational superapp (B2C). The Company has two office locations, one in San Diego, CA, and a second in Las Vegas, NV.

Note 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Basis of Presentation The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities. Use of Estimates and Assumptions In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments FASB Accounting Standards Codification (ASC) 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. These tiers include: Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active. Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use. There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024. Cash and Cash Equivalents The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $6,021 and $66,752 in cash and in cash equivalents as of December 31, 2025 and December 31, 2024, respectively. Accounts Receivable Receivables due from customers are uncollateralized customer obligations due under normal trade terms. Receivables are stated at the amount billed to the customer. Payments of receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. Property and Equipment Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

 Depreciation is provided using the straight-line method, based on useful lives of the assets. The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash f lows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Based on this assessment there was no impairment for December 31, 2025. A summary of the Company's property and equipment is below. Property Type Computer Equipment Furniture Less Accumulated Depreciation Totals Intangible Assets Useful Life in Years 3 5 Capitalized Internal-Use Software Costs. The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles-Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 15 years. The net value of developed internal-use software as of December 31, 2025 was $2,096,127. Patents/Trademarks The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for cost of patents and trademarks and organizational costs. These costs are amortized on a straight-line basis over its estimated useful life which is determined to be 10 and 15 years. The net value of patents/trademarks as of December 31, 2025 was $118,074.

Revenue Recognition The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure: Step 1: Identify the contract(s) with customers Step 2: Identify the performance obligations in the contract Step 3: Determine the transaction price Step 4: Allocate the transaction price to performance obligations Step 5: Recognize revenue when or as performance obligations are satisfied WILLPORTvouchers for RIA's The Company plans to earn revenues through the WILLPORTvouchers for RIA's, which is currently in Beta release. The voucher program will allow the delivery of an admin panel in which wealth advisors can create three types of vouchers for their clients: an immediate gift-trading account voucher, which enables the benefactor to to give the beneficiary a specific amount in a trading account, which can only be redeemed with an RIA account; an investment coaching voucher; and the AfterLife inheritance voucher. These allow a Benefactor to give inheritance while alive by creating a trading account for their beneficiary, or in a TRUST, and gain peace of mind that their beneficiary will have a relationship and trading account with the Benefactor's Wealth Advisor. Additionally, the immediate gift and investment coaching vouchers require the beneficiary to work with the advisor and receive investment guidance for at least 18 months. The RIAs will pay an annual licensing fee to use the voucher portal. Additionally, a fee of $85 will be charged for each voucher that is produced. The

Company's performance obligation is to ensure that the voucher portal is available to the Company's clients and that vouchers are correctly generated. WILLPORT Multigenerational Superapp - B2C The Company earns revenues through the WILLPORT Multigenerational APP, which was released in July 2025, with 10,200 users as of December 31, 2025. The APP allows customers to connect to those individuals close to them and send money and gifts, invest, send personalized messages, find a wealth advisor, and receive the information and personalization of inheritance. The APP is currently free to download on the app store, and once the APP reaches 30,000 users, a $1.99 subscription fee will be implemented. Additionally, the Company receives a commission on all products purchased on the platform. The Company's performance obligation is to ensure the functionality of the APP. Blockchain Deployment Trust The Company plans to generate revenues through its Blockchain deployment trust,(THE LEGACY TRUST) currently under development and ready to deploy in August 2026 to the clients of Peak Trust (a SAFE investor and deployment Partner.) The Legacy trust will allow users to set up a revocable investment trust online and have inheritance proceeds sent directly to their Beneficiaries. Customers will pay a trust set-up fee, and an annual licensing fee will be charged to add photos and videos and make changes to their plans. Additionally, RIAs and Trustee partners will pay licensing fees, basis points for deposit accounts, and basis points for new customers. WILLPORT earns revenue (basis points) in the white-labeled investment center and treasury investments.

 Advertising Costs Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred. General and Administrative General and administrative expenses consist of bank service charges, travel expenses, utilities, membership and subscriptions, conventions, processing fees, rent, and other miscellaneous expenses.

Income Taxes The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company's primary tax jurisdictions are the United States and Nevada. The Company has incurred cumulative losses since inception and has not recorded any current income tax expense for the years ended December 31, 2025 and 2024. For 2025, revenue of $344,941will be reported with a $607,747 loss.

Recent Accounting Pronouncements The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – NOTES AND RELATED PARTY TRANSACTIONS The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. On December 29, 2023 the Company entered into a promissory note agreement with Kurt Schwartz, son of the CEO and Founder, for $20,000. On December 31, 2024, the Company amended the original agreement and borrowed an additional $20,000, In 2025, an additional 20,000 total due in 2025 of $60,000.

On December 31, 2023, the Company entered into a promissory note agreement with Kristen Schwartz, daughter of the CEO and Founder for $10,000. In 2024, the company entered into a promissory note agreement with John Schwartz, son of CEO and Founder, for $488,577.29 and increased that note to $625,870.

COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 4 – LIABILITIES AND DEBT Notes Payable –

Related Party:

SEE NOTE 3

All related party notes are renegotiable.

On December 29, 2023 the Company entered into a promissory note agreement with Kurt Schwartz, son of the CEO and Founder, for $20,000. On December 31, 2024, the Company amended the original agreement and borrowed an additional $20,000, and in 2025 and additional $20,000 for a total due of $60,000 The loan bears an interest of 5.5% per annum and is due on July 1, 2026.

On December 31, 2023, the Company entered into a promissory note agreement with Kristen Schwartz, daughter of the CEO and Founder for $10,000. The loan bears an interest of 5.5% per annum and was due on December 1, 2026. Starting on January 1, 2025, the Company will be required to make monthly principal and interest payments of $906 until the loan is paid in full.

In 2023 and 2024, the company entered into a promissory note agreement with John Schwartz, son of CEO and Founder, for $488,577.29. The agreement bears interest of 4.5% per annum and an additional $137,293 was borrowed in 2026 making the total $625,870.

ADDITIONAL PRIVATE Notes Payable: In 2023 and 2024, the Company entered into various promissory note agreements. The Company can renegotiate the repayment period of most of the notes. On August 29, 2023, the Company entered into a promissory note agreement with Rockwell King for $25,000 The loan bears an interest of 7% per annum and is due on May 31, 2027.

On December 31, 2024, the Company entered into a promissory note agreement with Susan Mardian for $25,000 The loan bears an interest of 6.5% per annum and is due on May 31, 2027.

The Company entered into a promissory note agreement with Kevin Barret for $60,000. The loan bears an interest of 1% per month, and the interest rate is reduced to 0.58% starting January 1st, 2025. The Note was extended in 2025 to December 2026.

On November 30, 2025, the Company entered into a promissory note agreement with John Macguire, for $15,000. The note had a flat interest rate of $900. As of December 31, 2024, the note has a balance of $5,000, payable at any time.

On October 18, 2024, the Company entered into a working capital agreement with Paypal for $21,500. The balance on the note as of Dec. 2025 was $13,064.

NOTE 4 EQUITY:

The Company has authorized 15,000,000 of common shares with a par value of $0.001 per share. 7,532,398 and 5,886,265 shares were issued and outstanding as of December 31, 2024, and December 31, 2023, respectively. Voting: Common stockholders are entitled to one vote per share. Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors. Simple Agreements for Future Equity (SAFE) During the periods ending December 31,

2025, and 2024, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a pre or post money valuation cap. The total amount of the SAFES are $3,075,000 and $2,930,000 as of December 31, 2025, and December 31, 2024, respectively. The valuation caps of the agreements entered were $19M.

Preferred Shares: Under Reg CF Start Engine 64,008 preferred non-voting shares were issued with a share value of $2.65 totaling $169,623 .

NOTE 5 SUBSEQUENT EVENTS:

 The Company has evaluated events subsequent to December 31,2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 14, 2026, the date these financial statements were available to be issued.

Start Engine Primary, LLC was issued preferred non-voting shares per our contract of

 622 shares @2.65 per share for $1,648.30.

 There were no additional subsequent events.

I, Doris Schwartz, the CEO of WILLPORT Holdings, Inc., hereby certify that the financial statements of WILLPORT Holdings, Inc, and notes thereto for the periods ending December 31, 2025 (first Fiscal Year End of Review) and December 31, 2024 -(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year ending 12/31/2025 the amounts reported on our tax returns were total income of $346,356 taxable and loss of -607,747 and total tax of $ 00.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ____April 14, 2026_____ (Date of Execution).

DORIS H SCHWARTZ
_____ (Signature)
 CEO
_____ (Title)
 April 14, 2026
_____ (Date)